

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 12, 2022

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701

> **Re: Society Pass Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted December 21, 2021**
> **CIK No. 0001817511**

Dear Mr. Nguyen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed December 21, 2021

Cover Page

1. We note your registration statement covers a primary offering and a secondary offering. Please clarify whether the firm commitment covers both the primary and secondary offering. Please also clarify whether the selling stockholders are selling at a fixed price or at market prices. With respect to the secondary offering, please revise your disclosure so that the amount of securities to be registered, the offering price and fee payable with respect to the secondary offering are separately allocated in the fee table. To the extent that the selling stockholders are selling their shares at market prices, please calculate the fee using Rule 457(c), or tell us why you believe this section of Rule 457 is inapplicable.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 34</u>

2.   Please revise to provide the information required by Item 303 of Regulation S-K for the two-year period covered by the financial statements included in the filing. See Instruction 1 to Item 303(b).

<u>Executive Compensation, page 88</u>

3.   Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K.

<u>Principal and Selling Stockholders, page 89</u>

4.   Please describe the transaction(s) in which the selling stockholders acquired the warrants and shares that they are offering for resale. In this regard, it appears that the number of warrants being registered for resale is greater than the number of warrants currently outstanding.

5.   Please include the number of warrants that are being sold by each selling stockholder in your selling stockholder chart.

        You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services